Mail Stop 3-09

							September 2, 2004


Emory V. Anderson
President and Chief Executive Officer
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089

Re:	Adeza Biomedical Corporation
	Registration Statement on Form S-1
	File Number 333-118012

Dear Mr. Anderson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. We note that your website contains hyperlinks to several third-party websites. Please refer to Section II.B.1 of SEC Release No. 33-7856 (Apr. 28, 2000), which discusses the Commission`s views concerning an issuer`s responsibility for statements made on hyperlinked third-party websites.

Table of Contents page

5. Please relocate the first paragraph on this page so that it appears somewhere after the Risk Factors section in the filing. It is not required by Item 502 of Regulation S-K.

Prospectus Summary, page 1

6. Your Summary section currently discusses only the positive aspects of your business, products, and strategy. Please balance the disclosure with a discussion of the difficulties you face and of the hurdles you must overcome to achieve the strategy objectives you list. You should mention, among other things, the amount of your accumulated deficit; your dependence on one product; and the fact that your strategy of expanding overseas will require you to obtain regulatory approval in foreign countries.

7. We note that substantially all of the text in the "Our Business" and "Our Primary Market" discussions is identical to the corresponding discussions in your Business section. Please revise these discussions so that they briefly summarize the information in your Business section. For example, it seems that the first five paragraphs of the "Our Business" discussion could be summarized by simply identifying the preterm labor test and the infertility test and briefly explaining what they do.

We assume that, pursuant to this comment, you will delete the disclosure referenced by some of our comments on your Summary section. If you do, please still address the comments to the extent the disclosure appears in other sections of your filing.

8. Please supplementally provide us with independent, third-party support for the following statements:

* The statement that your products are "innovative" (page 1);
* "Preterm births have historically accounted for up to 85% of all pregnancy-related complications and deaths in the United States, and over $13 billion in costs were associated with the care of preterm or low birth weight infants in 2001" (page 1);
* In recent years, preterm births "have occurred on average at a rate of over 1,300 per day, or 480,000 per year" (page 2);
* The statistics contained in the three bullet points describing the three categories of women at risk for preterm labor on page 2 (1 million, 1.2 million, 2.8 million, and 50%);
* "We believe approximately 10% to 15% of infertile women are classified as suffering from unexplained infertility where extensive tests for known factors have failed to reveal a cause" (page 44); and
* The statistics contained in the "Induction of labor" and "Oncology - bladder cancer" discussions on pages 44-45.

Please highlight the relevant portions of the materials you send to us. Also, cite these sources in your document.

9. Your filing refers to the following studies that have examined the Fetal Fibronectin Test:

* "numerous large, multi-center peer-reviewed clinical publications" that have demonstrated the clinical efficacy of your test, as you state at the bottom of page 2.
* "peer-reviewed publications" that have confirmed the cost savings from your test, as you state at the bottom of page 45.
* "a large, multi-center, peer reviewed clinical study" that demonstrated that your test was "the single strongest predictor of preterm birth at less than 35 weeks of pregnancy," as stated on page 46.
* "A peer-reviewed, cost-benefit study published in 1999" that demonstrated the cost savings for hospitals, as stated on page 46.
* "several peer-reviewed publications" regarding the Fetal Fibronectin Test as a predictor of delivery date, as stated on page 48.

Please supplementally provide us with copies of these studies, highlighting the relevant portions, and identify these studies by name in your filing.

10. Please explain what a reimbursement code is. Also, your statement that reimbursement for your test "has been regularly available through health plan organizations and most state Medicaid programs" gives the impression that reimbursement by third-party payors is no longer a difficulty you face. However, you state in the risk factor on page 8 entitled "Our quarterly revenues and operating results are subject to significant fluctuation . . ." that "acceptance . . . by third-party payors" may cause your operating results to fluctuate. Please revise these discussions to clarify whether acceptance by third-party payors is an ongoing challenge to your business.

11. We note that "the cost of medical care for a complicated birth ranged between $20,000 and $400,000 from delivery to hospital discharge." Please replace these figures with a price range for complicated births caused by preterm labor, which is your market. Also, cite the original source for this information rather than referring to it as "a 1994 publication cited by the March of Dimes."

12. Please explain how you calculated the $400 million and $1 billion annual potential market sizes, as stated on page 3. Cite any sources you relied upon, and provide us with marked copies of these sources.

Risk Factors

Because our revenues and financial results depend significantly on a limitied products line ..., page 7

13. We note your statement that you will lose revenues if your
marketing activities are restricted.   Is there any reason to believe
your marketing activities may be restricted? In what circumstances are your marketing activities likely to be restricted?

Our quarterly revenues and operating results are subject to significant fluctuations..., page 8

14. Many of the bullet points included in this risk factor are sufficiently material to warrant an expanded discussion in a separate risk factor discussion. Additionally, some of the bullet points are already discussed as separate stand-alone risk factors. Please revise the list of bullets, discuss the items that may present material risks as stand-alone risks and delete them from this risk factor discussion. Similarly, revise "If the price and volume of our common stock experience extreme fluctuations, this could lead to costly litigation for us."

15. We note that you have stated you reliance on international sales and growth could cause significant fluctuations in your quarterly revenues and operating results. Given the statements that 97% of your product sales are from U.S. sales, tell us how you have relied on international sales and how that reliance presents a risk.

If third-party payors do not adequately reimburse our customers . . .
, page 9

16. The last sentence in the first paragraph is somewhat confusing. Since reimbursement for your product "has been regularly available," as you state in the first part of the sentence, why is it relevant that "third-party payors are often reluctant to reimburse healthcare providers for the use of medical diagnostic products incorporating new technology," as you state in the second part of the sentence? Please revise to clarify.

If we fail to properly manage our anticipated growth . . . , page 9

17. We note your dependence on qualified personnel. Please discuss any material difficulties you have had in attracting, training, or retaining qualified personnel.


We will need to devote considerable resources to comply . . . , page
10

18. Please make this risk factor more specific by identifying the laws that are of particular concern. For example, which laws are especially difficult for your business to comply with? Also, we note that you may be at risk of being found to be in violation of laws that "have not been fully interpreted by the regulatory authorities or the courts." Are there any situations or factors that raise doubts as to whether or not you are in compliance? If so, please identify the laws describe the situation and discuss the potential consequences if you are found to not be in compliance.

If we are unable to maintain our existing regulatory approvals ..., page 11

19. Please provide independent third part support for your statement that the overall 510(k) clearance process usually takes three to twelve months.

20. We note that you engaged a third party to conduit an audit of the clinical study sites for protocol deviations and accuracy of data. Is this standard procedure or was this in response to some irregularities. We may have further comments after we have had an opportunity to review your response.

If we or any of our third-party manufacturers do not operate . . . , page 12

21. Please discuss any material difficulties you or any of your third-party manufacturers have had in complying with cGMP.

22. We note you are in the process of negotiating a longer-term renewal of your current month-to-month lease, and you might relocate some or all of your facilities. If you reach an agreement in these negotiations prior to effectiveness, please update or delete this paragraph, as appropriate.

We rely on a limited number of suppliers . . . , page 14

23. Please identify all of your material suppliers, file your agreements as exhibits, and discuss the material terms of the agreements in your Business section. We would generally consider any sole source supplier to be material. Also, identify the fulfillment provider. If you are substantially dependent on this party, file the agreement as an exhibit and discuss the agreement`s material terms in your Business section.

We depend on distributors to market and sell our products in over sees markets..., page 14

24. If you are substantially dependent on any one distributor, identify the distributor, file the agreement with this party as an exhibit and revise the business section to discuss the material terms of the agreement with this party.

If product liability suits or other claims . . . , page 15

25. In both this risk factor and the risk factor on page 16 entitled "If we use biological and hazardous materials . . . ," please state either (1) that you believe your liability insurance coverage is adequate for your current needs or (2) the amount of the insurance coverage limitation that applies to the risk being discussed.

We depend on the services of key personnel to implement our strategy . .. . , page 16

26. Please state whether any of the individuals you name has plans to retire or leave the company for any reason in the near future.

Most of our operations are currently conducted at a single location . .. . , page 16

27. The last sentence of this risk factor suggests your insurance coverage is not adequate. Please state the difference between the replacement value of your property and the amount of your insurance coverage.

Potential business combinations could require significant . . . , page
17

28. As currently worded, this risk factor could apply to any issuer or any offering. If you keep this risk factor in your filing, please revise it so it describes your situation more specifically. See Item 503(c) of Regulation S-K.

If we fail to obtain necessary funds for our operations . . . , page
17

29. The issues discussed in the last paragraph of this risk factor appear to be covered in the risk factor on pages 21-22 entitled "The future sale of our common stock . . . ."  Please consolidate these disclosures and eliminate any duplicative information.

Our rights to use technologies and patents licensed to us by third parties . . . , page 19

30. Please identify your material licensors in this risk factor.
Also, as stated in a comment below, you should discuss the material terms of these license agreements in your Business section.

If we are involved in intellectual property claims and litigation . .
.. , page 20

31. To the extent that you are aware you have any patents that are being infringed upon or that you have been notified of a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.


We may be subject to damages resulting from claims that we or our employees . . . , page 20

32. If you have been notified of a third party`s belief that your employees have disclosed trade secrets or other proprietary information of their former employers, please disclose the situation and potential consequences, including identifying which of your products may be affected.

The future sale of our common stock could dilute . . . , page 21

33. We note a number of your outstanding shares are subject to lock-up agreements. Please state the number of shares subject to lock-up agreements and state when the agreements expire.

Special note regarding forward-looking statements, page 25

34. Please delete the statement that investors "should not unduly rely on these forward-looking statements." This statement may appear to be a disclaimer of responsibility for the statements contained in your filing. It should be sufficient to state that actual results could differ materially from the forward-looking statements.

Use of Proceeds, page 26

35. We note you plan to use some proceeds for research and development activities. Please disclose the specific amounts from your offering proceeds that you intend to allocate for each project under development. Please also state your reasonable estimate as to which stage of development you expect these proceeds will take you as to each project.

36. We note you plan to relocate your Sunnyvale facility or lease additional property. If these actions will entail the acquisition of assets, please provide the information required by Instruction 5 to
Item 504 of Regulation S-K.

37. Please identify with more specificity the uses that you currently categorize as "other general corporate purposes," and state how much of the proceeds you plan to put toward each such use.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Six months ended June 30, 2004 as compared to six months ended June 30, 2003, page 35

38. Please discuss which R&D projects caused the increase in clinical trial expenses.

Product sales, pages 36 and 38

39. Quantify separately the effect of: a.) Conclusion of the co-promotion and distribution agreement; b.) Increase in average selling prices; and c.) Changes in unit sales in explaining the increase in revenues in the year ended December 31, 2003 as compared to the year ended December 31, 2002 and in the year ended December 31, 2002 as compared to the year ended December 31, 2001.


Year ended December 31, 2002 as compared to year ended December 31,
2001

General and administrative expenses, page 38

40. Please disclose the amount of the increases in personnel related expenses and legal fees and of the reduction in bad debt expenses.

Contractual Obligations, page 40

41. We note that you are currently operating under a month-to-month facility lease and are in negotiations for a new lease or new facility. It appears the lease payments should be included under Operating Lease obligations in your Contractual Obligations table. Further, it appears you should provide footnote disclosure to clarify whether you are negotiating an extension of your existing facility lease or planning to move to a new facility. Disclose what incremental significant costs might be assumed based on the most probable outcome.

42. We note that your Accrued royalties in the balance sheet (Note 3. License Arrangements to the financial statements (page F-14), appears to contain unpaid royalty fees for multiple years and subsequent interim periods through June 30, 2004. Please enhance your disclosure here to discuss timing of expected cash payments of these unpaid costs and include them in your Contractual Obligations table. Further, consider adding such future payments that are estimable to your Contractual Obligations table. Please refer to Financial Reporting Release 72, section IV.

Business

43. Please include information about compliance with environmental laws, as required by Item 101(c)(1)(xii) of Regulation S-K. The brief risk factor disclosure on pages 16-17 does not appear to be sufficient.


Overview, page 42

44. Where you refer to the predictive value of negative and positive test results in the third paragraph, please state the predictive value of a positive result as a percentage, like you do for a negative result.

Products, page 47

45. Throughout your filing, you refer several times to the Fetal Fibronectin Test and the E-Tegrity Test. However, certain disclosures in your filing seem to suggest you have other products on the market as well. For example, in this section you refer to the two tests as your "principal products." Also, in the risk factor on page 14 entitled "We depend on distributors to market and sell our products . .. . ," you state Daiichi Pure Chemicals "has exclusive rights to market and distribute certain of our products" (emphasis added), which suggests you have multiple products. Finally, on page 33 you refer to "other consumables." We assume that if you do have other products, they are not material to your business. Even so, since you refer to them in your document, you should provide some background information so as to avoid confusion. Please briefly describe the nature of your other products, and state that they are not a material part of your business, if true.

Products under development, page 48

46. For each product under development, please state where you are in the process of receiving FDA approval and what testing you testing still needs to be completed.

47. Why has SalEst test not been commercially available since 2001?

48. We note you have completed two clinical studies for your oncofetal fibronectin test for the detection of bladder cancer. Please provide measurements for the control group as compared to the group of cancer patients, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained.

Expand international sales, page 50

49. Please expand this discussion to disclose more details about your plans for international expansion. For example, are we to assume, based on the fact that you mention Daiichi by name, that you believe a large amount of your expansion will be into Japan and South Korea? Have you identified any other countries to expand into? What percentage of your revenue do you ultimately hope to earn from international sales? When do you plan to substantially increase the amount of business you do overseas?


Premarket approval pathway, page 53

50. Please provide further information about the technical, preclinical, and clinical trials required to support a PMA application. For example, do clinical trials consist of certain phases with each phase having a distinct objective, as is the case with drug candidates?

Intellectual Property, page 54

51. We note the bullet point list describing your intellectual property estate. Please explain what a "national stage of prosecution" is. Also, please provide further information about any intellectual property that is material to your business. For example, what technology does the patent cover, which of your products do you use it in, and when does it expire?

License Agreements, page 55

52. Please identify all of your material license agreements, file the agreements as exhibits to your registration statement, and discuss their material terms. The discussions of material terms should include, as applicable:

* licensing party`s name;
* technologies covered by the agreement;
* products/services to be provided and/or received under the agreement;
* payment provisions, including quantifying payments to date, aggregate potential milestone payments, and future annual payments;
* the existence of royalty provisions, and the amount of any minimum royalty payments;
* the existence of revenue sharing agreements;
* duration of the agreement;
* termination provisions, including consequences of early termination;
and
* all other material rights and obligations of the parties to the agreement.

Principal Stockholders, page 72

53. Please identify the natural persons who are the beneficial owners of the shares held by Charter Ventures and its affiliates, Aeneas Venture Corporation and its affiliates, Alliance Technology Ventures and its affiliates, Pantheon Global and its affiliates, and STF II.


Underwriting, page 82

54. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

55. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

56. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

Directed Share Program, page 84

57. We note you intend to include a directed share offering as part of your public offering. Please advise us as to the procedures you will follow and how your directed share offering will be in compliance with
Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comment.

Financial Statements for the three years ended December 31, 2003 and six months ended June 30, 2004 (Unaudited)

Notes to Financial Statements

Organization and summary of significant accounting policies

Unaudited pro forma convertible preferred stock and stockholders` equity

58. It appears that you should also present the pro forma earnings per share information assuming the conversion of the preferred stock.


Research and development, page F-9

59. You state "Research and development expenses under collaborative agreements and other contracts approximate the revenue recognized under such agreements." This statement is confusing and seems to imply a gross-up of reimbursed R&D costs as revenue versus a reduction in R&D expenses for cost reimbursement. Please clarify what your specific policy is. We note there was no Contract revenue in FY 2003 or for the six months ended June 30, 2004.

Stock-Based Compensation, pages 61 and F-20

60. We note that that stock option grants were made during the six months ended June 30, 2004 and year ended December 31, 2003, at weighted average prices of $2.50 per share. We further note that you granted options in July and August 2004 at a price of $7.50 per share. Please provide us with an itemized chronological schedule showing each issuance of common stock, preferred stock, stock options, warrants, and other equity instruments from January 1, 2003 through the date of your response. Include the following information for each issuance or grant:

a. Number of shares issued or issuable.
b. Purchase price or exercise price per share.
c. Any restrictions or vesting terms.
d. Management`s fair value per share estimate.
e. How management determined the fair value estimate.
f. Identity of the recipient and relationship to the company.
g. Nature and terms of any concurrent transactions with the recipient.
h. Accounting treatment, amount of any recorded compensation element, and accounting literature relied on.
i. How the grant or issuance was treated for purposes of computing earnings per share.

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share. Include when the company began discussions with the underwriter. Please note that, because the initial filing did not include an estimated offering price, we are deferring evaluation of common stock related compensation until you specify the estimated offering price.


Item 15. Recent sales of unregistered securities, page II-2

61. Please state which exemption applied to each of the four transactions you describe. Also, identify the investors or classes of investors in paragraphs 2 and 3. Please note that we consider accredited investors to be a recognized class of investors but do not consider unaccredited investors to be a recognized class of securities.

Item 16. Exhibits and Financial Statement Schedules, page II-3

62. We note that you have not yet filed some of your exhibits. Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

63. Please disclose in the body of your filing all material terms of each exhibit filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note you have not discussed the release agreement with Matria Healthcare, which is filed as exhibit 10.6.

64. Please revise the footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed separately with the Commission.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 824-5343 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or me at
(202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Sarah A. O`Dowd
	Heller Ehrman White & McAuliffe LLP
	275 Middlefield Road
	Menlo Park, California 94025

Emory V. Anderson
Adeza Biomedical Corporation
September 2, 2004
Page 1